CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072
                                        o
                               Tel (212) 732-3200
                               Fax (212) 732-3232


                                                      January 20, 2006
VIA EDGAR
---------

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-0506



        Re:       Tofutti Brands Inc.
                  Form 10-KSB for Fiscal Year Ended January 01, 2005 Filed April 08, 2005
                  Form 10-QSB for Thirty Nine Weeks Ended October 01, 2005 Filed November 21, 2005
                  File No. 001-09009
                  ------------------



Dear Mr. Hiller:

        On behalf of our client, Tofutti Brands Inc. (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Steven Kass, dated December 12, 2005 (the "Comment Letter"), with respect to the Company's Form 10-KSB for Fiscal Year Ended January 01, 2005 Filed April 08, 2005 (the "Form 10-KSB") and Form 10-QSB for Thirty Nine Weeks Ended October 01, 2005 Filed November 21, 2005 (the "Form 10-QSB").

        Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing Amendments No. 1 to the Company's Annual Report on Form 10-KSB for the year ended January 1, 2005 and Quarterly Report on Form 10-QSB for the Thirty Nine Weeks Ended October 1, 2005 as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

Mr. Karl Hiller


Form 10-KSB for the Fiscal Year Ended January 01, 2005
------------------------------------------------------

Management's Discussion and Analysis, page 15
---------------------------------------------

Critical Accounting Policies, page 15
-------------------------------------

1. We note that you record freight out expense as a selling expense, excluding this item from both costs of sales and gross profit. Since your freight out expense appears significant, the guidance in paragraph 8 of EITF 00-10 would ordinarily require that you reflect freight out expense associated with revenues in your measure of gross profit.

Based on the above comment, management has revised the financial presentation of the Company's financial statements to include freight out expense as a measure in calculating gross profit and reclassified such costs as a component of cost of sales.

Independent Auditors' Report, page F-2
--------------------------------------

2. We note the language in your prior auditor's report indicating that it conducted its audit of your financial statements for fiscal year 2003 in accordance with U.S. GAAS, without any reference to the PCAOB auditing standards. We understand that by including this report in your filing, you have obtained permission and a reissuance of the report from your prior auditor. Under these circumstances, and for auditors that are registered with the PCAOB, references to auditing standards generally accepted in the United States should be replaced with "standards of the Public Company Accounting Oversight Board (United States)" to comply with the Commission Guidance Regarding the Public Company Accounting Oversight Board's Auditing and Related Professional Practice Standard No. 1 (SEC Release Nos. 33-8422; 34-49708; FR-73). If your prior auditor is no longer registered with the PCAOB, you should contact us by telephone prior to responding to this comment, as a different approach will be necessary.

We have determined that the Company's prior auditor, while no longer registered with the PCAOB, was registered at the time it issued its report. Accordingly, the auditor has revised its report to indicate that its audit of the financial statement of the Company for fiscal year 2003 was made in accordance with the PCAOB auditing standards.


Notes to Financial Statements, page F-7
---------------------------------------

Note 1 - Description of the Business and Summary of Significant Accounting
--------------------------------------------------------------------------
Policies, page F-7
------------------

Recent Accounting Pronouncements, page F-10
-------------------------------------------

Mr. Karl Hiller



3. We note that in the third and fourth paragraphs under this heading, you state "Management does not believe the adoption of this Statement will not have an effect on the financial statements." Given your disclosure, it appears management is not able to rule out the possibility of material effects. Please elaborate on your expectations in this regard. Also replace the double negative structure with a clear statement of the evaluation you performed to comply with SAB Topic 11:M.

Based on the fact that the Company has not granted any options to employees in the last two fiscal years and has granted only a limited number of options to non-employee directors, the Company does not believe the adoption of this statement will have a material adverse effect on its financial statement. A statement to that effect has been included in the annual report. In addition, the structure of the last sentence has been revised to delete the double negative.


Note 3 - Stock Options, page F-11
---------------------------------

4. Tell us how you accounted for the stock options that you granted to non-employees, e.g,, 20,000 non-qualified stock options granted to non-employee directors in 2004.

The Company followed the intrinsic method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for the stock options granted to the non-employee directors.


Note 5 - Contingencies, page F-13
---------------------------------

5. We note your disclosure indicating that you have been served with a legal complaint by a candy manufacturer, and notified that a former employee intended to bring an action against you alleging discrimination and unlawful termination; and that you have provided for the expense associated with these matters in your income statement for fiscal 2004. Please disclose the amount accrued, and the amount of reasonably possible additional loss, if material, to comply with SAB Topic 5:Y, IRQ 4. If you believe the amounts are not material, you may submit this information on a supplemental basis for our review.

The requested information has been provided in Note 5.


Form 10-QSB for the Thirty-nine Weeks Ended October 1 2005
----------------------------------------------------------

Part II - Other Information, page 18
------------------------------------

Legal Proceedings, page 18
--------------------------

Mr. Karl Hiller



6. We note your disclosure explaining that you took possession of certain disputed candy inventory as of April 1, 2005, and that although you will undertake efforts to sell this inventory, in the event the candy becomes un-saleable, you will have to write off the value of any candy left in inventory. Please disclose the value of such candy remaining in inventory, and the amount of time you have until it is no longer saleable. It should be clear whether your statement indicating you do not believe any write-off would have a material adverse effect on the company, is equivalent to stating that you believe the impact on your results of operations would not be material in any quarter or fiscal year.

The disclosure with respect to the legal proceeding has been revised to reflect that the carrying value of the candy was written down and that the write-off of such candy would not have a material adverse effect on the Company's operations. The remaining candy in the inventory after reserves was approximately $87,500 at October 1, 2005.

         I have been authorized by our client to acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company's filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions, please do not hesitate to contact me at 212-238-8605.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband



SJG:var
Enclosures

cc:  Mr. Steven Kass
     Ms. Lily Dang